July 29, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Matthew Derby

Re:	Aerkomm Inc.
Registration Statement on Form S-1 Filed April 30, 2020
File No. 333-237942

Dear Mr. Derby:

We hereby submit the responses of Aerkomm Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 14, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the filing of this response letter, we have publicly filed an amended Registration Statement (the “Registration Statement Amendment”), and the filed Registration Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form S-1

General

1.	Please disclose the purpose of the transaction and the reasons that the company will only be offering securities outside the United States and to non-U.S persons. Also disclose the countries in which the company intends to offer securities. Finally, clarify whether the company has any agreements or understandings with any potential investors for the purchase of the securities in this offering.

RESPONSE: We have expanded our disclosure in the Registration Statement Amendment to address the Staff’s additional disclosure requirements stated in the comment above.

2.	Please tell us whether you intend to file the liquidity agreement with Invest Securities SA, which authorizes Invest Securities to carry out market purchases and sales of shares of your common stock on the Euronext Paris market.

RESPONSE: We intend to file a copy of our liquidity agreement with Invest Securities SA as an exhibit to the Registration Statement Amendment.

U.S. Securities and Exchange Commission

July 29, 2020

3.	We note that your disclosure "does not take into account the impact" of the coronavirus pandemic on your industry and markets and that the company is "unable to determine if it will have a material impact on its operations." Given that your products are being developed for the airline industry which has been severely impacted by the coronavirus epidemic, please revise your disclosure accordingly.

RESPONSE: We have revised our disclosure in the Registration Statement Amendment to better take into account the potential impact of the coronavirus pandemic.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +35679492509 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Sincerely,

Aerkomm Inc.

By: /s/ Louis Giordimaina

Louis Giordimaina

Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.